SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

DGT Holdings Corp.

(Name of the Issuer)

DGT Holdings Corp.
Steel Partners Holdings L.P.
(Name of Person Filing Statement)

Common Stock ($0.10 Par Value)
(Title of Class of Securities)

23328R107
(CUSIP Number of Class of Securities)

Terry Gibson
DGT Holdings Corp.
c/o Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Steve Wolosky, Esq. and
Jeffrey Spindler, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CUSIP NO. 23328R107

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$4,725,000	$644.49
* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 350,000 shares of common stock for $13.50 per share in cash in lieu of issuing fractional shares to holders of less than 5,000 shares of common stock after the proposed reverse/forward stock split.

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $4,725,000 by $0.00013640.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $__________________	Form or Registration No.: ________________________
Filing Party: _____________________________	Date Filed: ___________________________________

CUSIP NO. 23328R107

Introduction

This Rule 13E-3 Transaction Statement (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by DGT Holdings Corp., a New York corporation (the “Company”) and Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.10 per share (the “Common Stock”), under the federal securities laws.  At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-5,000 reverse stock split immediately followed by a 5,000-for-1 forward stock split of our outstanding Common Stock.

This Schedule 13E−3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E−3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary of Terms of the Reverse/Forward Stock Split

The information set forth in the Proxy Statement under the caption “Summary of Terms of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)           Name and Address: The name of the Company is DGT Holdings Corp.  The complete mailing address of the Company’s principal executive offices is c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The Company’s telephone number is (212) 520-2300.

(b)           Securities: The information set forth in the Proxy Statement under the caption “General Information About the Annual Meeting – Record Date and Voting” is incorporated herein by reference.

(c)           Trading Market and Price: The information set forth in the Proxy Statement under the caption “Information About DGT Holdings Corp – Market Information; Dividends” is incorporated herein by reference.

(d)           Dividends: The information set forth in the Proxy Statement under the caption “Information About DGT Holdings Corp – Market Information; Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings: The information set forth in the Proxy Statement under the caption “Information About DGT Holdings Corp – Prior Public Offerings” is incorporated herein by reference.

(f)           Prior Stock Purchases: The information set forth in the Proxy Statement under the caption “Information About DGT Holdings Corp – Stock Purchases” is incorporated herein by reference.

CUSIP NO. 23328R107

Item 3.	Identity and Background of Filing Person

(a)           Name and Address:  The filing persons are the Company and Steel Holdings.  The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Business and Background of Entities:  Steel Holdings, a Delaware limited partnership, is a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests.  Steel Holdings owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, banking, insurance, food products and services, oilfield services, sports, training, education, and the entertainment and lifestyle industries.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  Steel Holdings owns 99% of the membership interests of SPH Group LLC, a Delaware limited liability company (“SPHG”).  SPHG is the sole member of SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”). Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”) is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  EMH Howard, LLC, a New York limited liability company (“EMH”) is an affiliate of Jack L. Howard, an officer and director of Steel Holdings GP and a director of the Company.  EMH is a family-owned holding company whose principal business is investing in securities.

None of the entities set forth herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 None of the entities set forth herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           Business and Background of Natural Persons:  The information set forth in the Proxy Statement under the caption “Proposal Three ─ Election of Directors” and “Management” is incorporated herein by reference.

The principal occupation of Jack L. Howard, a director of the Company, is serving as the President of Steel Holdings GP, the general partner of Steel Holdings, and serving as a principal of Mutual Securities, Inc., a FINRA registered broker dealer.  The address of Steel Holdings GP is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The address of Mutual Securities, Inc. is 807-A Camarillo Springs Rd, Camarillo, CA 93012.

The principal occupation of General Merrill A. McPeak, a director of the Company, is President of McPeak and Associates, a management consulting firm that is active as an investor, advisor and director of early development stage companies.  The address of McPeak and Associates is 123 Furnace St., Lake Oswego, OR 97034.

The principal occupation of James A. Risher, a director of the Company, is Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies.  The address of Lumina Group, LLC is 7225 Wrightsville Ave., Suite 6, Wilmington, NC. 28403.

CUSIP NO. 23328R107

The principal occupation of Terry Gibson, the Company’s President, Chief Executive Officer and Chief Financial Officer, is serving as Managing Director of SP Corporate Services, LLC, a management and advisory services company and a wholly-owned subsidiary of Steel Holdings.  The address of SP Corporate Services, LLC is 590 Madison Avenue, 32nd Floor, New York, New York 10022

The principal occupation of Leonard J. McGill is serving as Senior Vice President, General Counsel and Secretary of Steel Holdings GP. The address of Steel Holdings GP is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

None of the natural persons set forth herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 None of the natural persons set forth herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Terms of the Transaction

(a)           Material Terms: The information set forth in the Proxy Statement under the captions “Summary of Terms of the Reverse/Forward Stock Split,” “Special Factors,” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split” is incorporated herein by reference.

(c)           Different Terms: The terms of the Reverse/Forward Stock Split will apply equally to all shareholders, although as a result of the Reverse/Forward Stock Split, shareholders whose holdings consist of record ownership of fewer than 5,000 shares of Common Stock immediately prior to the Reverse/Forward Stock Split will cease to be shareholders of the Company.

(d)           Appraisal Rights: The information set forth in the Proxy Statement under the caption “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split ─ Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse/Forward Stock Split but will consider written requests from shareholders for particular information.

(f)           Eligibility for Listing or Trading: Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions:  The information set forth in the Proxy Statement under the captions “Proposal Three ─ Election of Directors ─ Certain Relationships and Related Transactions” and “Executive and Director Compensation ─ Elements of Compensation ─ Management Services Agreement and Base Salary” is incorporated herein by reference.

(b)           Significant Corporate Events:  The information set forth in the Proxy Statement under the captions “Proposal Three ─ Election of Directors ─ Certain Relationships and Related Transactions” and “Executive and Director Compensation ─ Elements of Compensation ─ Management Services Agreement and Base Salary” is incorporated herein by reference.

CUSIP NO. 23328R107

(c)           Negotiations or Contracts: The information set forth in the Proxy Statement under the captions “Proposal Three ─ Election of Directors ─ Certain Relationships and Related Transactions” and “Executive and Director Compensation ─ Elements of Compensation ─ Management Services Agreement and Base Salary” is incorporated herein by reference.

(d)           Agreements Involving the Company’s Securities: The information set forth in the Proxy Statement under the captions “Special Factors ─ Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired: The information set forth in the Proxy Statement under the caption “Special Factors ─ Certain Effects of Reverse/Forward Stock Split Proposal on the Company’s Shareholders” is incorporated herein by reference.

(c)           Plans:  The information set forth in the Proxy Statement under the caption “Special Factors – Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects of the Reverse/Forward Stock Split

(a)           Purposes:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Purpose and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Alternatives Considered” is incorporated herein by reference.

(c)           Reasons:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Purpose and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)           Fairness:  The information set forth in the Proxy Statement under the captions “Special Factors ─ Fairness of the Reverse/Forward Stock Split” and “─ Fairness Determination by Steel Partners Holdings L.P.” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness: The information set forth in the Proxy Statement under the caption “Special Factors ─ Fairness of the Reverse/Forward Stock Split─ Substantive Fairness Discussion” is incorporated herein by reference.

(c)           Approval of Security Holders: The information set forth in the Proxy Statement under the caption “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split ─ Vote Required” is incorporated herein by reference.

CUSIP NO. 23328R107

(d)           Unaffiliated Representative: The information set forth in the Proxy Statement under the caption “Special Factors ─ Third Party Valuation Report” is incorporated herein by reference.

(e)           Approval of Directors:  The information set forth in the Proxy Statement under the captions “Special Factors ─ Board Deliberations” is incorporated herein by reference.

(f)           Other Offers:  Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Third Party Valuation Report” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.

(c)           Availability of Documents:  The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.  The third party independent valuation report from B. Riley & Co., LLC, the Company’s financial advisor is attached as Annex B to the Proxy Statement.   The Company will also make the valuation report available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested shareholder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)           Source of Funds: The information set forth in the Proxy Statement under the caption “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(b)           Conditions: Not applicable.

(c)           Expenses: The information set forth in the Proxy Statement under the caption “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(d)           Borrowed Funds: Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a)           Security Ownership: The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Security Transactions: The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management – Securities Transactions” is incorporated herein by reference.

CUSIP NO. 23328R107

Item 12.	The Solicitation or Recommendation

(d)           Intent to Tender or Vote in Going-Private Transaction.  The information set forth in the Proxy Statement under the captions “Special Factors ─ Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(e)           Recommendations of Others.  The information set forth in the Proxy Statement under the captions “Special Factors ─ Board Deliberations” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-5,000 Reverse Stock Split and to Effect a 5,000-for-1 Forward Stock Split – General” is incorporated herein by reference.

Item 13.	Financial Statements

(a)           Financial Information: The information set forth in the Proxy Statement under the captions “Where You Can Find More Information” and “Documents Incorporated by Reference” is incorporated herein by reference.

(b)           Pro Forma Information: The information set forth in the Proxy Statement under the caption “Information About DGT Holdings Corp. – Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations: The information set forth in the Proxy Statement under the caption “General Information About the Annual Meeting – Solicitation of Proxies” is incorporated herein by reference.

(b)           Employees and Corporate Assets: The information set forth in the Proxy Statement under the caption “General Information About the Annual Meeting – Solicitation of Proxies” is incorporated herein by reference.

Item 15.	Additional Information

(b)           Golden Parachute Information.   The information set forth in the Proxy Statement under the caption “Executive and Director Compensation – Golden Parachute Compensation” is incorporated herein by reference.

(c)           Other Material Information.  The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:

(a)
Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 14, 2012).

(b)	Not applicable.

(c)	Valuation Report from B. Riley & Co., LLC dated December 14, 2012 (incorporated herein by reference to Annex B of the Company’s Schedule 14A filed with the SEC on December 14, 2012)

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

CUSIP NO. 23328R107

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DGT HOLDINGS CORP.

By:	/s/ Terry Gibson
	Name:	Terry Gibson
	Title:	President, Chief Executive Officer and Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P. By: Steel Partners Holdings GP Inc., General Partner

By:	/s/ Jack Howard
	Name:	Jack Howard
	Title:	President

Dated:  December 14, 2012

CUSIP NO. 23328R107

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 14, 2012).

(c)	Valuation Report from B. Riley & Co., LLC dated December 14, 2012 (incorporated herein by reference to Annex B of the Company’s Schedule 14A filed with the SEC on December 14, 2012)